SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Shell Midstream Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

822634 101

(CUSIP Number)

Lori M. Muratta

150 N. Dairy Ashford

Houston, Texas 77079

Telephone: (832) 337-2034

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 822634 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Pipeline Company LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 269,457,304 common units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 269,457,304 common units
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 269,457,304 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 68.5%
14	TYPE OF REPORTING PERSON HC; PN

*

Includes 160,000,000 Common Units that were issued on April 1, 2020 upon the consummation of: (i) the Purchase and Sale Agreement by and among Shell Midstream Partners, L.P. (the “Partnership”), Triton West LLC (“Triton”), Shell GOM Pipeline Company LLC (“SGOM”), Shell Chemical LP (“Shell Chemical”), Equilon Enterprises LLC d/b/a Shell Oil Products US (“SOPUS”), and Shell Pipeline Company LP (“SPLC”), which is incorporated herein by reference to Exhibit 10.1 to the Partnership’s current report on Form 8-K filed with the Commission on February 28, 2020; and (ii) the Partnership Interests Restructuring Agreement by and between the Partnership and its general partner, Shell Midstream Partners GP LLC (the “general partner”), which is incorporated herein by reference to Exhibit 10.2 to the Partnership’s current report on Form 8-K filed with the Commission on February 28, 2020.

**	Based on the number of Common Units (393,289,537) issued and outstanding as of April 1, 2020, as reported to the Reporting Persons by the Partnership.

CUSIP No. 822634 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Midstream LP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 269,457,304 common units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 269,457,304 common units
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 269,457,304 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 68.5%
14	TYPE OF REPORTING PERSON HC; OO

*

Includes 160,000,000 Common Units that were issued on April 1, 2020 upon the consummation of: (i) the Purchase and Sale Agreement by and among the Partnership, Triton, SGOM, Shell Chemical, SOPUS, and SPLC, which is incorporated herein by reference to Exhibit 10.1 to the Partnership’s current report on Form 8-K filed with the Commission on February 28, 2020; and (ii) the Partnership Interests Restructuring Agreement by and between the Partnership and the general partner, which is incorporated herein by reference to Exhibit 10.2 to the Partnership’s current report on Form 8-K filed with the Commission on February 28, 2020.

**	Based on the number of Common Units (393,289,537) issued and outstanding as of April 1, 2020, as reported to the Reporting Persons by the Partnership.

Explanatory Note

This Amendment No. 4 to Schedule 13D amends the statement on Schedule 13D filed on November 3, 2014, as amended by Amendment No. 1 to Schedule 13D filed on February 21, 2017, as amended by Amendment No. 2 to Schedule 13D filed on February 16, 2018, and as amended by Amendment No. 3 to Schedule 13D filed on June 17, 2019, by Shell Pipeline Company LP and Shell Midstream LP Holdings LLC (as amended, the “Initial Statement”). Capitalized terms used herein without definition shall have the meaning set forth in the Initial Statement. The Initial Statement shall not be modified except as specifically provided herein.

Item 1.	Security and Issuer

No changes to this item.

Item 2.	Identity and Background

No changes to this item.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following paragraphs:

On April 1, 2020, the Partnership closed the transactions contemplated by that certain Purchase and Sale Agreement, dated February 27, 2020, by and among the Partnership, Triton West LLC (“Triton”), Shell GOM Pipeline Company LLC (“SGOM”), Shell Chemical LP (“Shell Chemical”), Equilon Enterprises LLC d/b/a Shell Oil Products US (“SOPUS”) and SPLC, pursuant to which (i) SGOM contributed 79% of the issued and outstanding membership interests in Mattox Pipeline Company LLC to the Partnership and (ii) SOPUS and Shell Chemical contributed to the Partnership certain logistics assets at the Shell Norco Manufacturing Complex located in Norco, Louisiana, which are comprised of crude, chemicals, intermediate and finished product pipelines, storage tanks, docks, truck and rail racks and supporting infrastructure respectively (collectively, the “Acquisition”).

Simultaneously, on April 1, 2020, the Partnership and the General Partner closed the transactions contemplated by that certain Partnership Interests Restructuring Agreement, dated February 27, 2020, by and between the Partnership and the General Partner, pursuant to which the parties completed (i) the cancellation of the Partnership incentive distribution rights held by the General Partner and of the 4,761,012 units held by the General Partner and (ii) the conversion of the General Partner’s two percent general partner interest in the Partnership into a non-economic general partner interest in the Partnership (the “GP/IDR Restructuring” and, together with the Acquisition, the “Overall Transaction”). As consideration for the Overall Transaction, the Partnership issued to LP Holdco $1,200,000,000 of Series A perpetual convertible preferred units (the “Series A Preferred Units”) at a price of $23.63 per Series A Preferred Unit, plus 160,000,000 newly issued Common Units.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated as follows:

The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The General Partner may grant unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards to officers, directors and employees of the General Partner and its affiliates pursuant to the Shell Midstream Partners, L.P. 2014 Incentive Compensation Plan (the “LTIP”). The General Partner may acquire Common Units for issuance pursuant to the LTIP on the open market, may issue Common Units already owned by the General Partner, may issue Common Units acquired by the General Partner directly from the Partnership or any other person or any combination of the foregoing.

(b) None.

(c) None.

(d) The General Partner has sole responsibility for conducting the Partnership’s business and managing its operations and is ultimately controlled by SPLC. Some of SPLC’s executive officers and directors also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Partnership’s unitholders. SPLC has the ability to elect all the members of the board of directors of the General Partner.

(e) Subject to the restrictions contained in the Second Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”), SPLC, as the direct owner of the General Partner of the Partnership, exercises control over the amount of distributions declared by the Partnership and may cause the Partnership to change its capitalization, through the issuance of debt or equity securities, from time to time in the future. SPLC has no current intention of changing the present capitalization or distributions of the Partnership.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

Subparagraphs (a)(1), (a)(2) and (a)(3) are hereby amended and restated as follows:

(a)(1) SPLC does not directly own any Common Units; however, as the sole member of LP Holdco, it may be deemed to beneficially own 269,457,304 Common Units held of record by LP Holdco, which represents approximately 68.5% of the outstanding Common Units of the Partnership.

(2) LP Holdco is the record and beneficial owner of 269,457,304 Common Units, which represents approximately 68.5% of the outstanding Common Units.

(3) In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned		Percentage of Class Beneficially Owned
James J. Bender	35,000		*
Rob L. Jones	30,000		*
Shawn J. Carsten	15,500		*
Lori M. Muratta	15,270	(1)	*
Kevin M. Nichols	8,500		*
Alton G. Smith	5,000		*
Carlos A. Fierro	3,000		*
Paul R. A. Goodfellow	—		—
Marcel Teunissen	—		—
Steven Ledbetter	—		—
Brenda Stout	—		—
Anne C. Anderson	—		—

*	Less than 1% of the class beneficially owned.
(1)	Includes 2,310 units purchased through a retirement account of Ms. Muratta’s spouse and held jointly as community property under the name of Ms. Muratta’s spouse.

The percentages set forth in Item 5(a) are based on the number of Common Units (393,289,537) issued and outstanding as of April 1, 2020, after the issuance of Common Units in connection with the Overall Transaction, as reported to the Reporting Persons by the Partnership.

Subparagraphs (b), (c) and (d) are hereby amended and restated as follows:

(b) Number of Common Units as to which Ms. Muratta has:

(i) Sole power to vote or direct to vote: 12,960

(ii) Shared power to vote or direct to vote: 2,310

(iii) Sole power to dispose or to direct the disposition of: 12,960

(iv) Shared power to dispose or to direct the disposition of: 2,310

The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, except as described above and below, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c) Below is a list of transactions with respect to the Common Units that were effected in the open market during the past 60 days:

Name	Date	Security	Purchased (Sold)		Price
James J. Bender	03/03/2020	Common Units representing limited partner interests	10,000		$16.90	(1)
Rob L. Jones	03/03/2020	Common Units representing limited partner interests	15,000		$16.57	(2)
Lori M. Muratta	03/12/2020	Common Units representing limited partner interests	2,310	(3)	$10.52
	03/18/2020	Common Units representing limited partner interests	10,000		$7.04	(4)
Shawn J. Carsten	03/17/2020	Common Units representing limited partner interests	4,000		$8.58
	03/18/2020	Common Units representing limited partner interests	4,000		$6.59

(1)

The price reported is a weighted average price. These units were purchased in multiple transactions at prices ranging from $16.87 to $16.93, inclusive. Mr. Bender undertakes to provide to the Partnership, any security holder of the Partnership, or the staff of the Securities and Exchange Commission (the “SEC”), upon request, full information regarding the number of units purchased at each separate price within the range stated.

(2)

The price reported is a weighted average price. These units were purchased in multiple transactions at prices ranging from $16.30 to $16.88, inclusive. Mr. Jones undertakes to provide to the Partnership, any security holder of the Partnership, or the staff of the SEC, upon request, full information regarding the number of units purchased at each separate price within the range stated.

(3)	These units were purchased through a retirement account of Ms. Muratta’s spouse and are held jointly as community property under the name of Ms. Muratta’s spouse.
(4)

The price reported is a weighted average price. These units were purchased in multiple transactions at prices ranging from $7.03 to $7.05, inclusive. Ms. Muratta undertakes to provide to the Partnership, any security holder of the Partnership, or the staff of the SEC, upon request, full information regarding the number of units purchased at each separate price within the range stated.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for (i) the foregoing, (ii) the units purchased through a retirement account of Ms. Muratta’s spouse and held jointly as community property under the name of Ms. Muratta’s spouse as referenced in Item 5(b) and Item 5(c) above and (iii) the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein.

The section under the heading “The Partnership Agreement” in Item 6 is hereby amended and restated as follows:

The Partnership Agreement

The General Partner, as the sole general partner of the Partnership, and LP Holdco, as the organizational limited partner of the Partnership, are party to the Partnership Agreement.

Cash Distributions

The Partnership intends to make a quarterly distribution to the holders of Common Units, to the extent the Partnership has sufficient cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to the General Partner and distributions to holders of Series A Preferred Units. The amount of distributions the Partnership will pay and the decision to make any distribution is determined by the General Partner, taking into consideration the terms of the Partnership Agreement. Additionally, certain restrictions in the Partnership’s credit facilities may restrict the Partnership’s ability to make distributions.

The Partnership Agreement requires that, within 60 days after the end of each quarter, the Partnership distribute all of its available cash to holders of Common Units pro rata as of the applicable record date, less reserves established by the General Partner. The Partnership refers to this amount as “available cash.”

Issuance of Additional Units

The Partnership Agreement authorizes the Partnership to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by the General Partner without the approval of the unitholders.

Limited Voting Rights

The General Partner will manage and operate the Partnership. Unlike the holders of common stock in a corporation, unitholders will have only limited voting rights on matters affecting the Partnership’s business. The Partnership’s unitholders will have no right to elect the General Partner or its directors on an annual or other continuing basis. The General Partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by the General Partner and its affiliates, voting together as a single class. SPLC owns an aggregate of 68.5% of the Partnership’s Common Units. This gives SPLC the ability to prevent the involuntary removal of the General Partner.

Limited Call Right

If at any time the General Partner and its affiliates own more than 75% of the then-issued and outstanding limited partner interests of any class (excluding Series A Preferred Units), the General Partner will have the right, which it may assign in whole or in part to any of its affiliates or to the Partnership, to acquire all, but not less than all, of the limited partner interests of such class (but excluding Series A Preferred Units) held by unaffiliated persons as of a record date to be selected by the General Partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of:

•

the highest cash price paid by either of the General Partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which the General Partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price calculated in accordance with the Partnership Agreement as of the date three business days before the date the notice is mailed.

Registration Rights

Under the Partnership Agreement, the Partnership has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units or other partnership interests proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights will continue for two years following any withdrawal or removal of the General Partner as general partner. The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Item 6 is hereby amended and supplemented by adding the following paragraphs:

Acquisition and GP/IDR Restructuring

On April 1, 2020, the Partnership, Triton, SGOM, Shell Chemical, SOPUS and SPLC closed the Acquisition pursuant to that certain Purchase and Sale Agreement entered into on February 27, 2020. Simultaneously, the Partnership and the General Partner closed the GP/IDR Restructuring pursuant to that certain Partnership Interests Restructuring Agreement entered into on February 27, 2020. As consideration for the Overall Transaction, the Partnership issued to LP Holdco $1,200,000,000 of Series A Preferred Units at a price of $23.63 per Series A Preferred Unit, plus 160,000,000 newly issued Common Units.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Partnership.

References to, and descriptions of, the Partnership Agreement of the Partnership as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on April 2, 2020, which is incorporated in its entirety in this Item 6.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the Exhibits as follows:

Exhibit K

Second Amended and Restated Agreement of Limited Partnership of the Partnership (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on April 2, 2020 and incorporated herein in its entirety by reference).

Exhibit L	Purchase and Sale Agreement (filed as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on February 28, 2020 and incorporated herein in its entirety by reference).

Exhibit M

Partnership Interests Restructuring Agreement (filed as Exhibit 10.2 to the Partnership’s Current Report on Form 8-K filed with the Commission on February 28, 2020 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: April 2, 2020

SHELL PIPELINE COMPANY LP		SHELL MIDSTREAM LP HOLDINGS LLC

By:	Shell Pipeline GP LLC, its general partner	By:	/s/ Shawn J. Carsten
		Name:	Shawn J. Carsten
By:	/s/ Shawn J. Carsten	Title:	Vice President and Chief Financial Officer
Name:	Shawn J. Carsten
Title:	Vice President – Finance